

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Simon Johnson
Chief Executive Officer
Seadrill Limited
Park Place, 55 Par-la-Vile Road
Hamilton, HM 11
Bermuda

> **Re: Seadrill Limited**
> **Registration Statement on Form F-4**
> **Filed February 27, 2023**
> **File No. 333-270071**

Dear Simon Johnson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 Filed February 27, 2023

Certain Material Tax Considerations, page 84

1. We note your disclosure that it is intended that, for United States federal income tax purposes, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Please file an opinion as to the material tax consequences of the Merger, or provide us with your analysis as to why the tax consequences are not material to an investor and therefore no tax opinion is required to be filed. See Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Clinton W. Rancher, Esq.